UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OTTER TAIL CORPORATION

(Name of Issuer)

Common Shares, par value $5.00 per share

(Title of Class of Securities)

689648103

(CUSIP Number)

Laurie Smiley, Esq.
Robert P. Davis, Esq.	Arian Colachis, Esq.
Cleary Gottlieb Steen & Hamilton LLP	Cascade Investment, L.L.C.
One Liberty Plaza	2365 Carillon Point
New York, New York 10006	Kirkland, WA 98033
(212) 225-2670	(425) 889-7900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 689648103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 3,406,499(1)
		8	Shared Voting Power -0-
		9	Sole Dispositive Power 3,406,499(1)
		10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,499(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) OO

(1) All Common Shares of Otter Tail Corporation beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.   Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  Mr. Larson disclaims beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

CUSIP No. 689648103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 3,406,499(1)
		8	Shared Voting Power -0-
		9	Sole Dispositive Power 3,406,499(1)
		10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,499 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) IN

(1)

All Common Shares of Otter Tail Corporation beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  Mr. Larson disclaims beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Common Shares, par value $5.00 per share (the “Common Shares”) of Otter Tail Corporation (the “Issuer”).  This Amendment is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 22, 2009 (“Schedule 13D”) as set forth below.  Capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 4.        Purpose of Transaction

Cascade has been in discussions with the Issuer concerning the Issuer, the effect of the Issuer’s previously announced holding company reorganization on the Note issued to Cascade by the Issuer in 2007, and the regulatory approvals and other conditions necessary for Cascade to increase its ownership interest in the Issuer from time to time through open market purchase transactions or otherwise to 10% or more but less than 20% of the Issuer’s outstanding voting securities. Cascade understands the Issuer will require Cascade to enter into a standstill agreement with the Issuer in order to permit Cascade to increase its percentage ownership of the Issuer to 10% or more.

There can be no assurance that Cascade and the Issuer will enter into a standstill agreement or obtain the required regulatory approvals in order for Cascade to increase its ownership interest in the Issuer to 10% or more.  Even if Cascade were to enter into a standstill agreement and receive the required regulatory approvals, there can be no assurance as to when, over what period of time, or to what extent Cascade may decide to increase its ownership interest in the Issuer.  There also can be no assurance that Cascade will reach agreement with the Issuer concerning how the Note issued to Cascade will be treated in connection with the Issuer’s holding company reorganization.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth previously in the Schedule 13D and in Item 4 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits

Exhibit 99.1	Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson

Exhibit 99.2	Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2009	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson, Business Manager (2)

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for William H. Gates III(3)

	*By:	/s/ Alan Heuberger

(1) This Amendment is being filed jointly by Cascade and William H. Gates III pursuant to the Joint Filing Agreement dated January 21, 2009 and included with the signature page to Cascade’s Schedule 13D with respect to the Issuer filed on January 22, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, attached hereto as Exhibit 99.1.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, attached hereto as Exhibit 99.2.